SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of September, 2003

Luke Energy Ltd (Translation of registrant’s name into English)

1200, 520-5th Avenue SW Calgary Alberta, Canada T2P 3R7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |X| Form40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

  EXPLANATORY NOTE

On February 25, 2003, the shareholders of KeyWest Energy Corporation (“KeyWest”) approved a plan of arrangement involving KeyWest, its wholly owned subsidiary Luke Energy Ltd. (“Luke”), Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. and Viking KeyWest Inc. Pursuant to the arrangement, holders of KeyWest common shares received at their election, for each KeyWest common share (A) (i) 0.5214 of a trust unit of Viking, (ii) Cdn.$3.65 cash, or (iii) a combination of (i) and (ii), and (B) one-tenth of one common share of Luke. The terms and conditions of the arrangement, and the procedures relating thereto, were determined by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) to be fair to the persons affected. The Court also issued an order approving the arrangement pursuant to the provisions of Section 192 of the CANADA BUSINESS CORPORATIONS ACT. The trust units of Viking and the common shares of Luke issued under the arrangement to holders of KeyWest common shares were issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereunder.

Under Rule 12g-3(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Act”), Luke is a “successor issuer” to KeyWest, which previously filed periodic reports under the Act. As KeyWest’s securities are registered under Section 12(g) of the Act, the securities of Luke are now deemed registered under that section, and Luke is required to file periodic reports under the Act with the SEC. This Current Report on Form 6-K was orignally filed by Luke on September 15, 2003 under the original SEC file number for KeyWest. This Current Report on Form 6-K is being re-filed under Luke’s new SEC file number which Luke will use for all of its future filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Luke Energy Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 12, 2003 Luke Energy Ltd.

By: /s/ Carrie McLauchlin Carrie McLauchlin Vice-President, Finance & CFO

For Immediate Release September 12, 2003

PRESS RELEASE LUKE ENERGY LTD. COMPLETES $3.5 MILLION PRIVATE PLACEMENT

Calgary, Alberta: Luke Energy Ltd. (“Luke”) announces today that it has completed its previously announced private placement of 1,775,000 common shares on a “flow-through” basis at $2.00 per share for total gross proceeds of approximately $3.5 million. Proceeds from the private placement will be used to shoot seismic and drill wells on oil and gas prospects identified by Luke.

Management and directors of Luke have subscribed for approximately 50% of the issue.

Luke is an emerging Western Canadian oil and gas company whose common shares are listed on the Toronto Stock Exchange under the symbol “LKE”. Upon completion of the private placement, Luke has approximately 34.8 million common shares outstanding.

Information Contacts:	Harold V. Pedersen, Chairman and CEO Mary C. Blue, President and COO Carrie McLauchlin, Vice-President, Finance (403) 261-4811